NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

[redacted]

08000377

January 17, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated January 17, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

for D. MacAulay

BARBARA O'NEILL

dw 1/25

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JANUARY 17, 2008

News Release: ***08-02***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides 2007 Exploration Overview

Manson Creek Resources Ltd. ("Manson Creek") is pleased to provide a brief 2007 exploration overview and extend an invitation to meet Company personnel at the upcoming 2008 Vancouver Resource Investment Conference January 20 and 21.

The Company has completed one of its most ambitious and successful exploration seasons in many years. Diamond drill campaigns were completed on two prominent projects, the Black Lake uranium and the CR copper-molybdenum properties, as well the acquisition of the Molygarchy molybdenum project. Manson Creek looks forward to another year of successful, aggressive exploration on its diverse property portfolio.

Accomplishments in 2007 include the initial diamond drilling on the Black Lake uranium project. Two diamond drill holes, collared 480m apart along strike, provided an initial test of the 5-kilometer uranium mineralized Charlebois Lake Zone. Significant drill intercepts include 0.179% U_3O_8 over 2.51 meters (m) and 0.118% U_3O_8 over 1.97m. These intersections are hosted within broad, moderately mineralized pegmatites grading 0.080% U_3O_8 over 6.52m and 0.040% U_3O_8 over 11.86m respectively. The preliminary results of the drilling on the Charlebois Lake Zone continue to support the Company's belief that the region has the potential to host a 'Rossing' style uranium deposit.

The road accessible CR copper-molybdenum project located near Houston, British Columbia has been the focus of over 3,500 meters of diamond drilling since acquired by Manson Creek in 2004. A selection of significant intersections encountered to date include 0.61% copper (Cu), 0.011% molybdenum (Mo), and 3.40 grams/tonne (g/t) silver (Ag) over 28.5m; and 0.51% Cu, 0.016% Mo, and 2.49 g/t Ag over 63.58m. Important molybdenum stockwork zones intercepted include the 0.086% Mo, 0.15% Cu, and 0.90 g/t Ag over 3.90m. The Company has outlined the CR porphyry for over 900 m of strike length with widths of 100 to 180m. The project is located adjacent to the haul road of Imperial Metals Huckleberry copper – molybdenum mine.

Work to date on the historic Meridian gold-silver project in southeastern British Columbia has returned grab samples such as 11.20 g/t gold (Au) and 10.60 g/t Ag with a 10m composite channel sample of 46.6 g/t Au and 24.7 g/t Ag along a 10m by 2m mineralized vein. The Company is planning the first ever diamond drilling campaign on the property proximal to the historic mining areas. The diamond drilling is tentatively scheduled to begin in May on the road accessible project.

The recently acquired new molybdenum discovery, Molygarchy, will be the focus of geological mapping and geophysical surveys in order to further delineate the open ended mineralized trend. Sampling completed at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% Mo. Nine samples returned assays of greater than 0.100% Mo and 36 samples gave assays of greater than 0.010% Mo.

Design of the follow programs up to the successful drilling campaigns on the Black Lake uranium project and the CR copper-molybdenum project are currently underway.

Corporate

Manson Creek cordially invites you to join Regan Chernish, President and CEO at the 2008 Vancouver Resource Investment Conference – Booth 1709 to learn more about Manson Creek and its six exploration projects. During this event, Manson Creek invites all brokers, fund managers and investment clubs to take this opportunity to meet with us to discuss our upcoming activities. There will also be a presentation at Workshop 1, Monday January 21, 2008 at 3:55 pm to give an overview of the Company.

Location and Times:

Booth 1709
Vancouver Convention and Exhibition Centre, 200 – 999 Canada Place, Vancouver, BC

Exhibit Hours Sunday, January 20, 2008 10:00 am to 6:00 pm
Monday, January 21, 2008 9:00 am to 5:00 pm

For more information visit www.goldshow.ca or email inquiries@manson.ca

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

END